PARSONS/BURNETT/BJORDAHL/HUME LLP

_________________________________

ATTORNEYS

James B. Parsons

jparsons@pblaw.biz

VIA FACSIMILE (703-813-6981)

January 28, 2011

Mark P. Shuman

Legal Branch Chief

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street NE

Washington, D.C. 20549

Re:   DigitalTown, Inc.

Registration Statement on Form S-1

Filed December 23, 2010

File No. 333-171402

Dear Mr. Shuman:

This letter is in response to your comment letter dated January 19, 2011, with regard to the amendments to the Form S-1 filing of DigitalTown, Inc., a Minnesota corporation (“DigitalTown” or the "Company") filed on December 23, 2010.

Form S-1

General

1.

In response to your comment number 1, the Company has 28,032,213 shares issued and outstanding.  Of those shares, 18,812,987 are held by officers, directors, or affiliates.  9,219,226 are held by non-affiliates.  Therefore, the Company is registering less than 1/3 of the public float.  The following table  shows the shares held by officers, directors and affiliates.

DigitalTown, Inc
Affiliate Shareholders
January 21, 2011

Pomije	Richard	Officer/Director	18,189,818
Gramstad	Paul	Officer	20,680

Suite 1850 Skyline Tower, 10900 NE 4th Street, Bellevue, WA  98004 • T (425) 451-8036  • F (425) 451-8568 • www.pblaw.biz

_________________________________________________________________

A Limited Liability Partnership with offices in Bellevue and Spokane

Ms. Pamela Lang

Division of Corporation Finance

Securities and Exchange Commission

January 28, 2011

Mills	Jeff	Director	571,374
McNally	Pierce	Director	22,594
Turner	Mark	Director	4,517
Fisher	Don	Director	4,004

Total affiliate shares			18,812,987

Total shares outstanding			28,032,213

Total non-affiliate shares			9,219,226

2.

Financial statements and related discussions have been updated.

Risk Factors, page 3

3.

A risk factor has been added regarding the potential dilutive effects of this offering.

Selling Stockholder, page 9

4.

Additional information has been included as required by Item 507 or Regulation S-K.

Plan of Distribution, page 10

5.

References to Rule 144 have been removed from this section.

Drawdown Equity Financing Agreement, page 9

6.

Additional details have been added regarding the Agreement.

Plan of Distribution, page 10

7.

Auctus has been identified as an underwriter at appropriate places throughout the Prospectus.

Part II. Information Not Required in Prospectus

Recent Sales of Unregistered Securities, page II-1

8.

A Form D has been filed.

9.

The Security Ownership table has been updated to a recent date.

Ms. Pamela Lang

Division of Corporation Finance

Securities and Exchange Commission

January 28, 2011

Signature, page II-5

10.

The signature page has been updated.

Please contact this office with any further comments or questions.  We are filing the redlined version and this letter on EDGAR correspondence.  I would appreciate if you would send any further responses directly to me electronically or via facsimile, so I may assist Digitaltown in a prompt response.  If the SEC has no further comments, we expect to file a request for acceleration of the effective date.

Thank you in advance for your courtesies.

Very truly yours,

PARSONS/BURNETT/BJORDAHL/HUME, LLP

/s/ James B. Parsons

James B. Parsons

JBP:aqs